# **Schedule B**

| **Question #** | **Question** | **English Name of Country** |
|---|---|---|
| 14 | Does any *person* directly or indirectly *control* the management or policies of the *applicant* through agreement or otherwise? | Barclays PLC |
| 15 | Does any *person* directly or indirectly finance (wholly or partially) the business of the *applicant*? | Barclays PLC |

***BARCLAYS PLC OWNS ALL OF THE ORDINARY SHARE CAPITAL OF BARCLAYS BANK PLC***